Translation from Norwegian

DEMERGER PLAN

for

the demerger

of

Norsk Hydro ASA

organisation number 914 778 271

as Transferor

with

AgriHold ASA

organisation number 986 228 608

as Transferee

entered into by the Board of Directors of each of Norsk Hydro ASA and AgriHold ASA on 28
November 2003, for the subsequent approval of the general meetings of the respective companies

This Demerger Plan is today entered into between the Board of Directors of each of

(1) NORSK HYDRO ASA, organisation no. 914 778 271, of Bygdøy allé 2, N-0257 Oslo

and

(2) AGRIHOLD ASA, organisation no. 986 228 608, of Bygdøy allé 2, N-0257 Oslo on the terms provided below.

1.	MAIN FEATURES OF THE DEMERGER

1.1	Main Content of the Demerger

The activities of Norsk Hydro ASA and its subsidiaries (the “Hydro Group”) are presently organised in the three business areas of Oil and Energy, Aluminium and Agri. In addition, it has certain other businesses.

Upon the demerger of Norsk Hydro ASA in accordance with the provisions of this Demerger Plan (the “Demerger”), an independent group with AgriHold ASA as parent company (the “Agri Group”) shall be established to continue the activities carried on by the Hydro Group in connection with fertiliser products and related chemicals and industrial gases and which today constitute the Agri business area, including research and development, production, marketing and trade related to these products (the “Agri Business”). The companies that shall form part of the Agri Group after the Demerger (the “Agri Companies”) together with certain partly-owned companies where the Hydro Group’s ownership interest is part of the Agri Business (the “Minority Interest Companies”) are listed in Appendix 1.

All of the remaining activities of the Hydro Group shall after the Demerger be continued by Norsk Hydro ASA and those of its subsidiaries that shall not form part of the Agri Group (the “Hydro Companies”).

1.2	Technical Implementation

AgriHold ASA was incorporated on 10 November 2003 with a share capital of NOK 108,610,470.40 divided into 63,888,512 shares, each with a par value of NOK 1.70, all of which were subscribed for by Norsk Hydro ASA in return for a total cash injection of NOK 2,048,049,500. The company is incorporated for the sole purpose of consummating the Demerger and shall not have any operational activity prior to the time of corporate implementation of the Demerger by way of registration with the Norwegian Register of Business Enterprises (the “Completion Date”), see item 11 below.

Prior to the Completion Date, the assets, rights and liabilities defined in item 12 as well as shares and partnership interests shall be transferred through intra-group transactions (“Related Transactions”) so that on the Completion Date all the shares and interests owned by the Hydro Group in the Agri Companies and the Minority Interest Companies shall be owned by Norsk Hydro ASA directly or indirectly through one or more Agri Companies, whilst all other shares and partnership interests owned by the Hydro Group shall be owned by Norsk Hydro ASA directly or indirectly through one or more other Hydro Companies.

Prior to this Demerger Plan being entered into, the Hydro Companies and the Agri Companies have entered into a number of agreements which regulate the continuation for a transitional period of established commercial connections between the Agri Business and the Hydro Group’s remaining business.

Through the Demerger, all assets, rights and liabilities associated with that part of the Agri Business that constitutes part of Norsk Hydro ASA, including all shares and interests owned by Norsk Hydro ASA in the Agri Companies and the Minority Interest Companies, shall be transferred to AgriHold ASA. This transfer shall take place as a reduction of NOK 448,722,527.60 in Norsk Hydro ASA’s share capital, from NOK 5,279,088,560 to NOK 4,830,366,032.40, effected by reducing the par value of each share from NOK 20 to NOK 18.30, together with a simultaneous increase of NOK 434,441,932.60 in the share capital of AgriHold ASA to NOK 543,052,403, effected by issuing 255,554,078 new shares, each with a par value of 1.70 as consideration to the shareholders in Norsk Hydro ASA (with the exception of Norsk Hydro ASA itself), such that each share in Norsk Hydro ASA shall entitle its holder to one share in AgriHold ASA.

1.3	Method of Allocation of Assets, Rights and Liabilities in connection with the Demerger and Related Transactions

With regard to the allocation of Norsk Hydro ASA’s assets, rights and liabilities, the positions that are to be transferred to AgriHold ASA upon the Demerger are specified below. All other assets, rights and liabilities shall remain in Norsk Hydro ASA following the Demerger.

The Demerger shall not directly affect the allocation of assets, rights and liabilities between Norsk Hydro ASA’s subsidiary companies. Such positions shall therefore only be adjusted in connection with the Demerger to the extent that such adjustment is directly required by the provisions of the Related Transaction in question, or is indirectly reflected in the allocation of assets, rights and liabilities in the Demerger, see items 2.6-2.8 below.

1.4	Financial Effective Date

The Agri Business will be carried on for the account and risk of the Agri Group from and including 1 October 2003 (the “Effective Date”).

This principle is implemented and modified by certain provisions described elsewhere in this Demerger Plan, and by acting in accordance with the following: From and including 1 October 2003, Norsk Hydro ASA shall identify and particularise all rights and liabilities that arise or cease as regards Norsk Hydro ASA and that primarily relate to the Agri Business. All such rights and liabilities that primarily relate to the Agri Business and that exist on the Effective Date or that arise or will arise later and that have not ceased on the Completion Date shall, upon the Demerger, be transferred to AgriHold ASA. The term “rights and liabilities” shall, both in this connection and otherwise in this Demerger Plan, be deemed to include, in relation to Norsk Hydro ASA, not only rights and liabilities towards third parties, but also rights and liabilities between the remaining and demerged part of Norsk Hydro ASA as a consequence of intra-company transactions as if they were separate companies from the Effective Date.

2.	ALLOCATION OF ASSETS, RIGHTS AND LIABILITIES UPON THE DEMERGER

2.1	Transfer of Assets and Rights

Upon the Demerger, the following assets and rights shall be transferred from Norsk Hydro ASA to AgriHold ASA:

a.	All shares and interests owned by Norsk Hydro ASA in the Agri Companies and the Minority Interest Companies, including

(i)	100% of the shares in Fertilizer Holdings AS,

(ii)	100% of the shares in Hydro Agri Norge AS,

(iii)	100% of the shares in A/S Djupvasskaia,

(iv)	50% of the interests in Felleslager ANS,

(v)	100% of the shares in Hydroship AS,

(vi)	100% of the shares in Hydro Gas and Chemicals AS,

(vii)	100% of the shares in Hydroship Services AS,

(viii)	99.99% of the shares in Hydro Agri Argentina S.A.,

(ix)	100% of the shares in AgriHold USA, see item 13.12 below,

(x)	100% of the shares in Norsk Hydro Asia Pte. Ltd.,

(xi)	100% of the shares in Norsk Hydro (Far East) Ltd.,

(xii)	100% of the shares in Hydro Agri Colombia Ltda.,

(xiii)	34.02% of the shares in Abonos del Pacifico S.A.,

(xiv)	99.99% of the shares in Hydro Agri Hellas S.A.,

(xv)	100% of the shares in Haugvik Inc.,

(xvi)	34.02% of the shares in KABEC Investment Corp.,

(xvii)	50% of the shares in Hydro Agri Trade Maroc S.A.,

(xviii)	50% of the shares in Hydro Agri Russland AS,

(xix)	50% of the shares in Talconor AS,

(xx)	100% of the shares in Hydro Agri Russia a.s,

(xxi)	100% of the shares in Hydro Agri Rus Ltd.,

(xxii)	70% of the shares in Ceylon Oxygen Ltd.,

(xxiii)	20% of the shares in Nitrex AG,

(xxiv)	35% of the shares in Phosyn plc.,

(xxv)	60% of the shares in Hydro Agri Venezuela C.A.,

(xxvi)	60% of the shares in Norensacados C.A.,

(xxvii)	21.5% of the shares in Baria Serece and

(xxviii)	100% of the shares in Hydro Uruguay S.A.

b.	All interest-bearing debts due to Norsk Hydro ASA from the Agri Companies and the Minority Interest Companies, including debts that have arisen as a result of the financing of Related Transactions. See item 13.13 below.

c.	All patents, trademarks and other intellectual property rights that primarily relate to the Agri Business, together with all rights to use the “Viking ship” symbol as it is incorporated in the Hydro Group’s logo, subject, however, to the exceptions defined in the agreement referred to in item 2.8 below.

d.	All office and laboratory equipment at the Research and Development Park in Porsgrunn primarily used by Agri Employees, together with technical and commercial know-how developed at the said Park that primarily relate to the Agri Business.

e.	All rights in connection with disputes that primarily relate to the Agri Business.

f.	All rights under agreements and employment relationships that are transferred to AgriHold ASA in accordance with items 2.3 and 2.4 below.

g.	All rights that according to the principles described in item 1.4 above shall be allocated to AgriHold ASA.

h.	All other assets and rights that primarily relate to the Agri Business, whether known or unknown, contingent or actual.

2.2	Transfer of Liabilities

Upon the Demerger, the following liabilities shall be transferred from Norsk Hydro ASA to AgriHold ASA:

a.	All liabilities related to the assets and rights that are transferred to Agri in accordance with item 2.1 above.

b.	All liabilities in connection with disputes to the extent that they relate to the Agri Business.

c.	All interest-bearing debts in the Agri Companies.

d.	All liabilities under agreements and employment relationships to be transferred to AgriHold ASA or Hydro Agri Norge AS in accordance with items 2.3 and 2.4 below.

e.	All pledges and guarantees issued in respect of liabilities of Agri Companies.

f.	All responsibility that Norsk Hydro ASA may have for the liabilities, including liabilities under environmental legislation, that Norsk Hydro Produksjon AS was previously deemed to have and which (i) are transferred to Hydro Agri Norge AS under an agreement between them or (ii) shall be transferred to Hydro Agri Norge AS in accordance with the agreement referred to in item 12 below.

g.	All liabilities that according to the principles described in item 1.4 above are allocated to AgriHold ASA.

h.	All other liabilities that primarily relate to the Agri Business, whether known or unknown, contingent or actual.

2.3	Assignment of Agreements

Upon the Demerger, AgriHold ASA shall acquire from Norsk Hydro ASA all rights and obligations relating to:

a.	Employment agreements and other agreement relating to employment relationships that are to be transferred to AgriHold ASA in accordance with item 2.4 below.

b.	All other agreements that primarily relate to the Agri Business.

AgriHold ASA shall use all reasonable endeavours to obtain the release of Norsk Hydro ASA from its obligations under such agreements that shall be assigned to AgriHold ASA. In the event that the necessary consent to the assignment of an agreement is not obtained, the parties shall, as far as possible, ensure that the agreements continue in force in the name of Norsk Hydro ASA but for the account and risk of AgriHold ASA. If this is not possible, the parties shall, as far as possible, enter into an agreement between themselves that grants to AgriHold ASA the same rights against and liabilities towards Norsk Hydro ASA as those that Norsk Hydro ASA has against and owes to the contractual party in question.

2.4	Employment and Pensions

2.4.1	Upon the Demerger, those of Norsk Hydro ASA’s employees whose work up to the Effective Date has primarily related to the Agri Business (the “Agri Employees”) shall be transferred to AgriHold ASA. This applies to approximately 240 employees from the Agri business area, approximately 15 employees at Norsk Hydro ASA’s group offices, approximately 15 employees at Hydro Business Partner, approximately 45 employees at the Research and Development Park in Porsgrunn, three employees at Industriforskning AS and six administrative employees at the company residence at Herøya.

2.4.2	As from the Effective Date, AgriHold ASA shall assume responsibility for paying premiums to Norsk Hydro ASA’s pension fund on behalf of the Agri Employees and pre-retired employees whose work, in the latter period of their active employment, primarily related to the Agri Business (the “Agri Pensioners”). The term “pre-retired employees” refers in this connection to pensioners who have not attained 67 years of age at the Effective Date. Norsk Hydro ASA’s company pension fund shall be divided in accordance with the provisions of section 14-1 of the Company Pension Act. When effectuating the division, the transfer of funds to AgriHold ASA’s part of the company pension fund shall be limited in accordance with the provisions of section 14-2 (1) second sentence of the said Act.

2.4.3	As from the Effective Date, Agri shall assume responsibility for rights accrued by the Agri Employees in Norsk Hydro ASA’s unsecured pension scheme, which scheme shall be continued for the benefit of the Agri Employees, and for endowment pensions that have been notified to the Agri Pensioners. At the same time, Agri shall assume responsibility for the payment of pensions and endowment pensions to the Agri Pensioners.

2.5	AgriHold ASA’s Loan

For the purposes of this Demerger Plan, AgriHold ASA shall be deemed to have received a loan from Norsk Hydro ASA in the form of a multicurrency facility with a draw-down as per the Effective Date of NOK 11,472,049,500. The loan shall carry interest at a rate equivalent to the interbank interest rate for the individual currencies + 0.75%. Interest shall be calculated and paid in arrears on the last business day of each calendar month. The term “interbank interest rate” shall be deemed to refer to the rate quoted by Reuters at approximately 12 noon on the first business day of each relevant calendar month for loans of one month’s duration in the relevant currency beween first class banks. The amount, including unpaid interest, that is drawn on the loan on the Completion Date shall automatically be repaid by set-off of all debts that Norsk Hydro ASA might owe to AgriHold ASA (whether or not all the ordinary terms for set-off are satisfied), whilst the remainder of the amount shall in its entirety be settled in cash unless Norsk Hydro ASA shall consent to the extension of the loan whether in part or in whole beyond the Completion Date and on terms to be agreed between the parties, cf. item 10 b.

2.6	Adjustments for the effects of the intra-group transactions

In order to avoid any intra-group transactions that are to be carried out prior to the Completion Date affecting the allocation of net values between the parties to the

Demerger, adjustments in the allocation of assets, rights and obligations under the Demerger shall take place in accordance with the following:

Any distribution (by way of dividend, group contribution or otherwise) made by an Agri Company to a Hydro Company in the period between the Effective Date and the Completion Date shall simultaneously give rise to a liability for Norsk Hydro ASA to pay to AgriHold ASA on the Completion Date a corresponding amount, converted to NOK in accordance with the foreign exchange rate applicable on the day when the relevant distribution was made, together with interest calculated in accordance with the terms of item 2.5 above. These principles shall apply correspondingly to distributions from Hydro Companies to Agri Companies.

Where the purchaser in a Related Transaction is a Hydro Company other than Norsk Hydro ASA, then AgriHold ASA shall pay to Norsk Hydro ASA on the Completion Date an amount equivalent to the purchase price converted to NOK in accordance with the foreign exchange rate applicable on the day when payment is made together with interest calculated in accordance with the terms of item 2.5 above.

If during the period between the Effective Date and the Completion Date, an Agri Company has any loan from any Hydro Company other than Norsk Hydro ASA on interest terms other than those that apply to AgriHold ASA’s loan in accordance with item 2.5 above, then the difference between the interest actually paid and the interest that would have been payable had the interest terms in item 2.5 applied, shall be calculated monthly in arrears. The total amount of such differences (together with interest calculated in accordance with the principles in item 2.5 from the end of the month during which the difference applies and until the Completion Date) shall be settled on the Completion Date between Norsk Hydro ASA and AgriHold ASA, so that Norsk Hydro ASA shall pay to AgriHold ASA an amount equivalent to the sum of such differences in so far as the sum is positive and AgriHold ASA shall pay to Norsk Hydro ASA an amount equivalent to the sum of such differences in so far as the sum is negative.

If during the period between the Effective Date and the Completion Date an Agri Company has any loan from any Hydro Company other than Norsk Hydro ASA on fixed interest terms, then such loan shall before the Completion Date be converted to a loan with floating interest on the terms set out in item 2.5 above. The difference between the present value of each such loan, discounted for market rate interest for equivalent loans, and the face value of the loan shall be calculated at the date of conversion and shall be settled between the relevant Agri Company and the relevant Hydro Company. The total amount of such differences (together with interest calculated in accordance with the principles in item 2.5 from the date of conversion until the Completion Date) shall be adjusted for on the Completion Date between Norsk Hydro ASA and AgriHold ASA, so that Norsk Hydro ASA shall pay to AgriHold ASA an amount equivalent to the sum of such differences in so far as the sum is positive and AgriHold ASA shall pay to Norsk Hydro ASA an amount equivalent to the sum of such differences in so far as the sum is negative.

The principles set out in the two preceding paragraphs shall apply, mutatis mutandis, if any Hydro Company during the period between the Effective Date and the Completion Date has any loan from any Agri Company other than AgriHold ASA on interest terms other than those that apply to AgriHold ASA’s loan in accordance with item 2.5 above.

2.7	Adjustments for tax liabilities

The allocation of net values between the parties under the Demerger is based, inter alia, on the general principle of financial effective date described in item 1.4 above. In accordance with this principle, Norsk Hydro ASA shall directly or indirectly be liable for all of the current tax liabilities of the Agri Group (treated for this purpose as though it had always existed in the form it appears after the consummation of the Demerger and the Related Transactions) up until the Effective Date, and the Agri Companies shall be responsible for all of the Agri Group’s estimated current tax liabilities (corrected for the effects of consolidation with Hydro Companies) from the Effective Date. This principle shall be implemented and modified by the adjustment mechanisms described below.

With regard to the settlement of estimated tax payable for the Agri Group in 2003, Norsk Hydro ASA shall pay to AgriHold ASA on the Completion Date an amount equivalent to the positive difference (or AgriHold ASA shall pay to Norsk Hydro ASA an amount equivalent to the negative difference) between the estimated tax payable for the Agri Group for the whole of 2003 based upon the tax reports (i.e. the Hydro Group’s internal tax reports) for 2003 (which reports shall take account of the tax consolidation with the Hydro Companies) and the estimated tax payable for the Agri Group for the final quarter of 2003 as if the Agri Companies in the individual countries had been taxed as a separate tax group (ie. corrected for the effect of tax consolidation with Hydro Companies).

For the purposes of the provisions of the foregoing paragraph, estimated tax payable for the Agri Group for the final quarter of 2003 shall be computed by multiplying the tax payable for the whole of 2003 (corrected for the tax effect of consolidation with Hydro Companies) by a fraction where the numerator shall be the consolidated Carve-out result before tax in accordance with U.S. GAAP for the Agri Group for the fourth quarter of 2003, and the denominator shall be the consolidated Carve-out result before tax in accordance with U.S. GAAP for the Agri Group for the whole of 2003. All estimated tax amounts that are included in the computations done in accordance with the provisions of the foregoing paragraph shall be converted to NOK in accordance with the foreign exchange rate applicable on the Completion Date irrespective of whether or when the relevant tax payment has been made.

If an Agri Company in any country has a tax loss which it is assumed shall in whole or in part be consolidated for tax purposes with the Hydro Companies, then Norsk Hydro shall pay to AgriHold ASA on the Completion Date an amount equivalent to 3/12 of the reduced tax related to the loss which is assumed to be consolidated.

If the balance sheet of any Agri Company includes tax payable for 2002 or earlier that has not been paid at the Effective Date, then Norsk Hydro ASA shall pay to AgriHold ASA on the Completion Date an amount equivalent to the tax payable included in the balance sheet.

If an Agri Company that has been consolidated for tax purposes with one or more Hydro Companies in or prior to 2003 is obliged as a result of the Demerger or Related Transactions to pay compensation to a Hydro Company, then Norsk Hydro ASA shall, on the Completion Date, pay to AgriHold ASA a corresponding amount (after deduction of such amount of nominal tax as the payment may give rise to, irrespective of when the tax is in fact paid) converted to NOK in accordance with the foreign exchange rate applicable on the Completion Date. If a subsequent adjustment of the tax assessment of the relevant Agri Company for previous years results in an adjustment of the payment to the relevant Hydro Company, the amount paid by Norsk Hydro ASA to AgriHold ASA on the Completion Date shall be adjusted correspondingly. The principles set out above shall apply, mutatis mutandis, in the event that a Hydro Company is required to pay compensation as described above to an Agri Company.

In the event that divergence from the tax return of an Agri Company for 2003 or an adjustment of the tax assessment of an Agri Company for previous years results in an increased (or reduced) tax payment for a Hydro Company, then AgriHold ASA shall, after the tax has been paid, pay to Norsk Hydro ASA (or vice-versa) upon demand a corresponding amount converted to NOK in accordance with the foreign exchange rate applicable on the date upon which the tax payment was made. The same principles shall apply in the event that divergence from the tax return of a Hydro Company for 2003 or an adjustment of the tax assessment of a Hydro Company for previous years results in an increased or reduced tax payment for an Agri Company.

In the event that changes in the Agri Companies’ business or corporate structure after the Completion Date results in a tax liability for one or more Hydro Companies due to the breach of the conditions for tax consolidation for previous years or for tax exemptions in connection with earlier transactions, and Agri has been informed of this prior to the Completion Date, then Agri, after such tax payment has been made, shall pay to Norsk Hydro ASA upon demand a corresponding amount calculated in NOK in accordance with the foreign exchange rate applicable on the date the tax payment was made. The same principles shall apply, mutatis mutandis, in the event that changes in the business or structure of the Hydro Companies should result in a tax liability for one or more Agri Companies.

In the event that an Agri Company, as a consequence of the Demerger, the Related Transactions or prior transfer of assets, rights and liabilities from Norsk Hydro Produksjon a.s. to Hydro Agri Norge AS, is liable to pay tax on account of activities in 2004 or duty on account of activities in 2003 or 2004, then Norsk Hydro ASA shall, on the Completion Date or on such later date that the amount is paid and a claim for reimbursement is made to Norsk Hydro ASA, pay an equivalent amount (after deduction of the nominal value of such tax deduction that the payment may give rise to irrespective of when the deduction in fact becomes effective) converted to NOK in accordance with the foreign exchange rate applicable on the Completion Date or such later date when the claim for reimbursement is made. This shall not apply to any increase in tax in 2004 or later as the result of disallowed tax loss carry forwards or the lapse of other tax positions related to 2003 or previous years.

The principles set out above shall apply only insofar as the disparities that they are intended to neutralise have not been compensated in any other way by other payments between the Hydro Companies and Agri Companies.

No claim for adjustment in accordance with this item 2.7 may be made after 31 December 2009 irrespective of whether the circumstances that otherwise could have given rise to such claim are then known or not.

2.8	Transitional issues related to the use of Norsk Hydro ASA’s name and logo

Norsk Hydro ASA and AgriHold ASA have entered into an agreement containing transitional provisions for the termination of the Agri Companies’ use of the “Hydro”

name and for the Hydro Companies’ termination of the use of the “Viking ship” as it is incorporated in the Hydro Group’s logo, cf. item 2.1 c. The agreement also regulates certain other issues related to the use of trademarks and other company hallmarks that contain the name “Hydro” or the Viking ship symbol as it is incorporated in the Hydro Group’s logo. In addition to the said transitional provisions, the said agreement contains provisions on the right for Norsk Hydro ASA to continue to use the “Viking ship” as it is incorporated in the Hydro Group’s logo, and on the right for the Agri Companies to continue to use the name “Hydro” in certain defined situations where such use is of considerable commercial value for the company that is granted such right and does not significantly harm or inconvenience the other company.

2.9	Compensation for Guarantees

To the extent that the Hydro Companies continue after the Completion Date to be liable for contingent or actual liabilities owed by the Agri Companies to third parties (including partly-owned Agri Companies and the Minority Interest Companies), see item 2.3 above, the relevant Agri Companies shall pay to the relevant Hydro Companies a guarantee fee calculated on the basis of the guaranteed sum at a rate which for the period up until the expiry of the third quarter of 2004 shall be 0.30% p.a. and thereafter shall increase every six months by 0.05 percentage points p.a. up to a maximum of 0.60%, such guarantee fee to be paid every six months in arrears. The relevant Agri Company shall in addition compensate Norsk Hydro ASA on a running basis for any bank charges associated with maintaining the said guarantees.

3.	DEMERGER CONSIDERATION

3.1	Demerger Consideration to the Shareholders of Norsk Hydro ASA

As compensation for the transfer of assets, rights and liabilities to AgriHold ASA in connection with the reduction of the share capital in Norsk Hydro ASA through reduction of the par value of each share by NOK 1.70 from NOK 20 to NOK 18.30, the shareholders of Norsk Hydro ASA shall receive one share in AgriHold ASA with a par value of NOK 1.70 for each share in Norsk Hydro ASA.

A draft resolution for the increase of the share capital in AgriHold ASA in connection with the issue of consideration shares is set out in item 5 below.

3.2	Treasury Shares

Norsk Hydro ASA shall not receive shares in AgriHold ASA as consideration upon the Demerger.

4.	REDUCTIONS OF SHARE CAPITAL IN NORSK HYDRO ASA

4.1	Changes in the Share Capital before the Completion Date

As of 28 November 2003, Norsk Hydro ASA holds 9,884,650 treasury shares. Subject to the exceptions set forth below, Norsk Hydro ASA shall not issue, redeem or cancel shares, nor acquire or dispose of treasury shares prior to the Completion Date.

This Demerger Plan shall be presented for approval at the extraordinary general meeting of Norsk Hydro ASA which is scheduled for 15 January 2004. At the said general meeting, a proposal shall be made to reduce the share capital prior to the Completion Date by

NOK 52,844,440 through the cancellation of 1,484,300 treasury shares and the redemption of 1,157,922 shares owned by the Ministry of Trade and Industry on behalf of the Norwegian State, so that the share capital immediately prior to the Completion Date shall be NOK 5,279,088,560, divided into 263,954,428 shares, each with a par value of NOK 20.

4.2	Proposal for the Reduction of Share Capital in Norsk Hydro ASA as part of the Demerger

This Demerger Plan shall be presented for approval at the aforementioned extraordinary general meeting of Norsk Hydro ASA which is scheduled for 15 January 2004.

As part of the approval of the Demerger Plan, the general meeting of Norsk Hydro ASA shall pass the following resolution on the reduction of share capital:

The share capital in Norsk Hydro ASA shall be reduced by NOK 448,722,527.60 from NOK 5,279,088,560 to NOK 4,830,366,032.40 through reduction of the par value of each share from NOK 20 to NOK 18.30. In executing the reduction, assets, rights and liabilities shall be transferred to AgriHold ASA in connection with the demerger. That portion of the distributions that exceeds the reduction in share capital shall for accounting purposes be charged to retained earnings up to an amount not exceeding NOK 5,000,000,000, and any excess shall be charged to premium paid-in capital.

With effect from the registration of completion of the Demerger with the Norwegian Register of Business Enterprises, Article 4 of the Articles of Association shall read as follows:

The share capital is NOK 4,830,366,032.40 divided into 263,954,428 shares, each with a par value of NOK 18.30. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

5.	INCREASE IN THE SHARE CAPITAL AND AMENDMENT TO THE ARTICLES OF ASSOCIATION OF AGRIHOLD ASA

This Demerger Plan shall be presented for approval at the extraordinary general meeting of AgriHold ASA which is scheduled for 15 January 2004.

As part of the approval of the Demerger Plan, the general meeting of AgriHold ASA shall pass the following resolution on the increase of share capital:

The share capital shall be increased by NOK 443,441,932.60 from NOK 108,610,470.40 to NOK 543,052,403 through the issue of 255,554,078 shares, each with a par value of NOK 1.70 in connection with the demerger.

Subscription of shares shall take place by way of approval of the demerger plan by the general meeting of Norsk Hydro ASA.

Payment for the shares shall take place by the transfer of assets, rights and liabilities from Norsk Hydro ASA in accordance with the demerger plan when completion of the demerger is registered with the Norwegian Register of Business Enterprises.

The shareholder of AgriHold ASA waives its pre-emptive right to subscribe for new shares, as the shares are issued to the shareholders of Norsk Hydro ASA as consideration for the demerger. No shares shall be issued to Norsk Hydro ASA for its treasury shares. The new shares shall entitle the holders to dividends from and including the financial year 2004 and to a proportionate share of all other distributions from the company that are resolved after the approval of the capital increase.

The new shares shall be registered in the share register of AgriHold ASA as soon as possible after the Completion Date and shall thereafter entitle the holder to full shareholder rights in AgriHold ASA.

With effect from the registration of the demerger with the Norwegian Register of Business Enterprises, Article 4 of the Articles of Association shall read as follows:

The share capital shall be NOK 543,052,403 divided into 319,442,590 shares, each with a par value of NOK 1.70. The shares shall be registered with the Norwegian Registry of Securities.

6.	FOUNDER AND SUBSCRIPTION CERTIFICATES

Article 4 A of Norsk Hydro ASA’s Articles of Association provides:

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a)	0.83% of the increase for holders of the 83 unredeemed founder certificates, and

b)	2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

After the Completion Date, the rights of the owners of the founder and subscription certificates shall apply correspondingly in relation to AgriHold ASA. In connection with the adoption of this Demerger Plan, the general meeting of AgriHold ASA shall therefore pass the following resolution amending the Articles of Association of the company:

The following Article 5 shall be added to the Articles of Association of the company with effect from the Completion Date:

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a)	0.83% of the increase for holders of the 83 unredeemed founder certificates issued by Norsk Hydro-Elektrisk Kvaelstofaktieselskab, and

b)	2.79% of the increase for holders of the 4,343 unredeemed subscription certificates issued by Norsk Hydro-Elektrisk Kvaelstofaktieselskab.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company.

At the same time, the numbering of the Articles in the Articles of Association of AgriHold ASA shall be amended so that Articles 5 ff. shall become Articles 6 ff.

7.	MANAGEMENT AND CONTROLLING BODIES IN AGRIHOLD ASA

7.1	Board of Directors

At the date of adoption of this Demerger Plan, the Board of Directors of AgriHold ASA will constitute the same persons as the Board of Directors of Norsk Hydro ASA. This Board shall remain in office until the Completion Date.

It is intended that the nomination committee of Norsk Hydro ASA will present proposals for new members of the nomination committee and new shareholder representatives on the Board of Directors of AgriHold ASA prior to the extraordinary general meeting of Norsk Hydro ASA which is scheduled for 15 January 2004 for, inter alia, the approval of this Demerger Plan. It will be proposed that the extraordinary general meeting of Norsk Hydro ASA shall instruct the Board of Directors of Norsk Hydro ASA to ensure that the persons nominated by the general meeting are elected with effect from the Completion Date as members of the nomination committee and Board of AgriHold ASA respectively.

7.2	Managing director

The Managing Director of AgriHold ASA is Eivind Reiten. Mr. Reiten will resign on the Completion Date and Thorleif Enger will from the same date take over as Managing Director of AgriHold ASA.

8.	ACCOUNTING MATTERS

The Demerger shall be carried out with continuity for accounting purposes. This implies, inter alia, that the book values of assets, rights and liabilities registered in Norsk Hydro ASA shall be carried over to AgriHold ASA’s separate and consolidated accounts, and that the reduction of retained earnings and any reduction in the premium paid-in capital of Norsk Hydro ASA shall correspond to an equivalent increase in retained earnings and premium paid-in capial where appropriate of AgriHold ASA, see items 4.2 and 5.

The Demerger shall take effect for accounting purposes from the Completion Date.

A draft Opening Balance Sheet for AgriHold ASA following the consummation of the Demerger is attached as Appendix 12.

9.	TAXATION MATTERS

The Demerger shall take effect for tax purposes from 1 January 2004.

The Demerger shall be carried out with continuity for taxation purposes. In accordance with the terms of section 11-8 (1) of the Norwegian Taxation Act, the tax positions nominal and paid-in share capital are allocated in the same ratio as Norsk Hydro ASA’s net values, i.e. 91.5% to Norsk Hydro ASA and 8.5% to the assets, rights and liabilities that are transferred to AgriHold ASA upon the Demerger.

Continuity for taxation purposes implies, inter alia, that the tax positions related to assets, rights and liabilities that are transferred from Norsk Hydro ASA to AgriHold ASA upon the Demerger shall be transferred unamended to AgriHold ASA, c.f., inter alia, sections 11-7 (1) and 11-8 (3) and (4) of the Taxation Act, and that the Demerger will not have any immediate tax consequences for the shareholders of Norsk Hydro ASA in Norway and, at the same time, that the tax base in Norsk Hydro ASA shares for tax purposes will remain unchanged, with an apportionment to Norsk Hydro ASA shares and AgriHold ASA shares in the same ratio as the par value of the shares is apportioned under the Demerger, see item 1.2, 4 and 5 above and section 11-7 (2) of the Taxation Act.

10.	CONDITIONS TO THE CONSUMMATION OF THE DEMERGER

Consummation of the Demerger is subject to the following conditions:

a.	All the intra-group transactions described in items 12 and 13 below shall have been completed, unless the Board of Directors of each of Norsk Hydro ASA and AgriHold ASA conclude that the non-completion of the transaction in question will not have a material adverse effect on any of the parties, after having taken into consideration any compensatory arrangements that may be agreed between the parties in this regard,

b.	Satisfactory documentation shall have been produced to show that AgriHold ASA will satisfy its indebtedness described in item 2.5 above on the Completion Date, unless the Board of Directors of Norsk Hydro ASA consents, subject to more detailed agreement, to the extension of the loan either in whole or in part,

c.	All consents required for the assignment of agreements from Norsk Hydro AS to AgriHold ASA under the Demerger shall have been obtained, and all rights of termination of agreements to which an Agri Company or a Minority Interest Company is a party shall have been waived or the deadline for exercising any such rights shall have expired without such rights having been exercised. This shall, however, not apply if, in the opinion of the Board of Directors of each of Norsk Hydro AS and AgriHold ASA, neither the potential failure to obtain consents nor the potential terminations of such agreements would individually or in the aggregate have a material adverse effect on the Agri Companies,

d.	The Oslo Stock Exchange shall have given notice that AgriHold ASA will be accepted for listing immediately after the Demerger has been registered with the Norwegian Register of Business Enterprises.

e.	1,157,922 shares in Norsk Hydro ASA held by the Ministry of Trade and Industry on behalf of the Norwegian State shall have been redeemed and 1,484,300 treasury shares shall have been cancelled, and

f.	The deadline for objections from creditors pursuant to section 14-7 c.f. section 13-15 of the Public Limited Companies Act shall have expired for both parties and the position regarding any creditors who have raised objections shall have been settled, or the District Court (“tingretten”) shall have decided that the Demerger may nevertheless be consummated and registered with the Norwegian Register of Business Enterprises.

11.	CONSUMMATION OF THE DEMERGER

The Demerger shall be consummated when notice from AgriHold ASA that the Demerger shall enter into force is registered with the Norwegian Register of Business Enterprises.

Such registration with the Norwegian Register of Business Enterprises shall take place as soon as possible after the conditions laid down in item 10 above have been satisfied, but in any event no earlier than 24 March 2004. In the event that such registration has not taken place by 30 June 2004, the Demerger shall lapse.

12.	TRANSFERS FROM NORSK HYDRO PRODUKSJON A.S TO HYDRO AGRI NORGE AS PRIOR TO THE COMPLETION DATE

Prior to the Completion Date, Norsk Hydro Produksjon a.s (“NHP”) and Hydro Agri Norge AS (“HAN”) shall enter into and complete an agreement for the transfer of assets, rights and liabilities related to the Agri Business without guarantees of any kind, against cash payment of a purchase price that reflects the market value. The sale and purchase agreement shall, subject to necessary definitions and any appropriate amendments of minor relevance, be based on the following principles:

The assets to be transferred shall include all land, including quay structures, connected to the industrial park in Glomfjord, the vessel “Hydrogutten”, the company residences (“adminier”) including land at Glomfjord and Porsgrunn, “Casino in Porsgrunn, the “precious metals pool” administered from Porsgrunn, the “ammoniac-synthesis catalyser plant” at Rjukan , and NHP’s 20%-share interest in Meløy Bedriftsservice AS.

In addition, all liabilities pursuant to environmental legislation shall be transferred in so far as they relate to circumstances pertaining prior to the Completion Date and

(i)	directly or indirectly relate to industrial areas where Norsk Hydro ASA has previously carried out only Agri Business, including Glomfjord, Kjørholt and Menstad, or

(ii)	directly or indirectly relate to industrial areas where Norsk Hydro ASA has carried out both Agri Business and other business, including Herøya and Rjukan, but only to the extent that such liabilities must be deemed to result from Agri Business.

Agreements relating to the transferred business shall be assigned contemporaneously.

The purchase price to be paid by Hydro Agri Norge AS in connection with the transactions described above shall be financed in accordance with the provisions of item 13.13 below.

13.	TRANSFER OF SHARES IN SUBSIDIARIES PRIOR TO THE COMPLETION DATE

The activities of Norsk Hydro ASA are divided into geographically based sub-groups. These sub-groups consist of both Agri Businesses and other businesses. Prior to the Completion Date, Norsk Hydro ASA shall ensure that the necessary transfer of shares and partnership interests are effected through intra-group transactions to ensure that all shares and partnership interests in the Agri Companies and the Minority Interest Companies that are owned by the Hydro Group immediately prior to the Completion Date will be owned by Norsk Hydro ASA directly or indirectly through one or more Agri Companies, and that at such time all other shares and partnership interest owned by the Hydro Group will be owned by Norsk Hydro ASA directly or only through one or more other Hydro Companies.

The most important intra-group transfers of shares and partnership interests that shall be consummated prior to the Completion Date are listed below.

13.1	The Netherlands

Norsk Hydro Holland B.V. shall inject into Hydro Agri Nederland B.V. as a contribution in kind all shares and interests owned by the company in Agri Companies (with the exception of Hydro Agri Nederland B.V.) and Minority Interest Companies. Norsk Hydro Holland B.V. shall thereafter transfer all its shares in Hydro Agri Nederland B.V. to Fertilizer Holdings AS (“FH”).

13.2	France

Norsk Hydro France S.A. shall merge with Hydro Agri Specialités France S.A. Norsk Hydro France S.A. shall transfer to FH its 99.99% interest in Hydro Agri France S.A. Norsk Hydro France S.A. shall thereafter transfer its 99.99% interest in Hydro Agri Ambés S.A. to Hydro Agri France S.A.

13.3	Spain

FH shall incorporate a new holding company in Spain. Norsk Hydro España S.A. shall thereafter transfer to the newly incorporated holding company all its shares in Hydro Agri España S.A.

13.4	England

Norsk Hydro UK Ltd. shall transfer to FH all its shares in Hydro Agri (UK) Ltd.

Norsk Hydro UK Ltd. shall thereafter transfer to Hydro Agri (UK) Ltd. all its shares in

(i)	Hydro Estates Ltd.

(ii)	Hydro Gas & Chemicals Ltd.

(iii)	Hydro Schafer Ltd.

(iv)	Hydro Overseas Ltd.

13.5	Sweden

FH shall incorporate a new holding company in Sweden. Norsk Hydro Sverige AB shall thereafter transfer to the newly incorporated holding company all its shares in Hydro Chemicals AB and Hydro Agri AB.

13.6	Denmark

FH shall incorporate a new holding company in Denmark. Norsk Hydro Danmark AS shall thereafter transfer to the newly incorporated holding company all its shares in Hydro Gas & Chemicals A/S and Hydro Agri Danmark AS, together with its 29% interest in Ammonia AS.

13.7	Asia

Hydro Asia Pacific Ltd. shall transfer to Norsk Hydro Asia Pte. Ltd all its ownership interests in Hydro Agri NZ Ltd and Hydrogas (Thailand) Co. Ltd. After the sale of the shares in these companies, Hydro Asia Pacific Ltd. will neither directly nor indirectly be engaged in Agri Business, and the company will be sold to Hydro Aluminium Holdings Ltd. All of the shares in Hydro Asia Pte. Ltd. shall be transferred from Norsk Hydro ASA to AgriHold ASA as part of the Demerger.

Norsk Hydro ASA shall transfer to FH its 10% interest in Qatar Fertiliser Company S.A.Q.

13.8	Canada

Norsk Hydro Canada Inc. shall transfer to Nutrite Inc. its 99% interest in Hydro Agri Canada L.L.P.

13.9	Brazil

NHP shall transfer to FH its 95.9% interest in Adubos Trevo S.A.

13.10	Trinidad and Tobago

NHP shall transfer to FH all its shares in Agri Caribbean Ltd.

13.11	Belgium

Norsk Hydro Holland B.V. shall inject into Hydro Agri Nederland B.V., as contribution in kind, 100% of the shares in Hydro Belgium S.A. Hydro Belgium S.A. shall purchase NHP’s 59% interest in Hydro S.A. Hydro S.A. shall thereafter be split into two companies (“A” and “B”) by way of a demerger (“scission”), which two companies shall acquire 59% and 41% respectively of the net assets of the company. A shall acquire, inter alia, all of the debts owed to the company by the Hydro Companies, whilst B shall acquire, inter alia, all of the debts owed to the company by the Agri Companies. A shall thereafter be transferred to a Hydro Company for an amount equivalent to that paid by Hydro Belgium S.A. for NHP’s 59% interest.

13.12	USA

The Hydro Group’s activities in the USA are organised under the main group Norsk Hydro Americas, Inc. (“NHAI”). The Agri Business and other businesses in the NHAI concern shall be divided by way of a split-up, which shall be consummated by NHAI transferring to a newly incorporated holding company (“AgriHold USA”), by way of contribution in kind, all of its shares and interests in the Agri Companies, and simultaneously transferring to a newly incorporated holding company for the remaining business, by way of contribution in kind, all assets, rights and liabilities of the remaining business. NHAI shall be liquidated, and the shareholdings in the two newly incorporated American holding companies shall be distributed as liquidation interest to Norsk Hydro ASA. The shares in AgriHold USA shall be transferred to AgriHold ASA as part of the Demerger.

13.13	Financing of the Purchase Price upon the Transfer of Shares and Partnership Interests

The purchase prices payable by the various Agri Companies for the shareholdings and partnership interests that are acquired in accordance with the provisions of items 13.1-13.11 above, shall be financed through loans from Norsk Hydro ASA to the purchasing company. The loans shall be paid out at the same time as the relevant purchase prices are paid and shall be converted from the relevant currencies to NOK in accordance with the foreign exchange rate applicable on the date of payment, and the corresponding debts shall be transferred from Norsk Hydro ASA to AgriHold ASA upon the Demerger, see item 2.1 b above. The loans shall carry interest in accordance with the principles set forth in item 2.5 above. In this way, the relevant transactions will not affect the allocation of net interest-bearing debt between Norsk Hydro ASA and AgriHold ASA on a consolidated basis.

14.	MISCELLANEOUS

14.1	Settlement of accounts between the Hydro Companies and the Agri Companies

All outstanding interest-bearing accounts between the Agri Companies and the Hydro Companies other than Norsk Hydro ASA shall be settled on the Completion Date. All other outstanding accounts between the Agri Companies and the Hydro Companies other than Norsk Hydro ASA that exist at the Completion Date shall be settled within three months after the Completion Date.

14.2	No Distribution from AgriHold ASA

Prior to the Completion Date, no distribution (in the form of dividend, group contribution or otherwise) shall be made from AgriHold ASA.

14.3	Transfer of Employees at Subsidiary Level

The Parties shall as far as possible procure that employees at subsidiary level are transferred between the relevant Hydro Companies and Agri Companies to the extent that employees in Hydro Companies whose work up to the Effective Date has primarily related to the Agri Business would otherwise have been employed in a Hydro Company or vice-versa.

14.4	Possible Agreements where the Formal Party is not the True Party

Any agreements to which the Hydro Companies are party and which primarily relate to the Agri Business shall be assigned to AgriHold ASA or a company designated by AgriHold ASA. The same principle shall apply, mutatis mutandis, to agreements to which the Agri Companies are party and which do not primarily relate to the Agri Business. In the event that any such agreement shall have a positive or negative commercial value, compensation shall be payable between the assignor and the assignee. If the paying company is an Agri Company, the amount of compensation shall be financed by way of a loan from Norsk Hydro ASA, and the corresponding debt shall be transferred from Norsk Hydro ASA to AgriHold ASA upon the Demerger, see the corresponding provisions on Related Transactions in item 13.13 above. The provisions of item 2.6, third paragraph shall apply correspondingly in the event that the paying company is a Hydro Company.

14.5	Special Rights and Benefits

Kjelstrup & Wiggen AS shall receive remuneration for its services as experts in connection with the Demerger in accordance with ordinary principles for the remuneration for such work. Otherwise, no directors, managing directors or experts shall be entitled to special rights or benefits in connection with the Demerger.

14.6	Expenses in connection with the Demerger

External expenses that refer directly to work with the planning and implementation of the Demerger or Related Transactions, including fees and disbursements payable to advisors but excluding expenses related to establishing a new corporate profile for the Agri Companies or other expenses incurred in connection with the continued operation of the Agri Companies, shall be paid by Norsk Hydro ASA or the Hydro Company that is party to the relevant Related Transaction.

14.7	Transfer of Contractual Obligations

The Parties shall use all reasonable endeavours to procure that contractual obligations are brought in conformity with the allocation of liabilities between the Hydro Companies and the Agri Companies consequent upon this Demerger Plan and the agreed terms of Related Transactions, see item 2.3 above in relation to the assignment of agreements from Norsk Hydro ASA to AgriHold ASA. To the extent that this results in extra costs, such costs shall, notwithstanding the terms of item 14.6 above, be borne by the company that is the beneficial party to the relevant agreement.

14.8	Allocation of Corporate Costs between the Effective Date and the Completion Date

The costs related to Norsk Hydro ASA’s corporate centre in the period between the Effective Date and 31 December 2003 shall be apportioned between Norsk Hydro ASA and AgriHold ASA in accordance with established principles within the Hydro Group. The final allocation shall take place in 2004 based on the final figures for the actual costs incurred in 2003. Corporate costs that in accordance with established principles within the Hydro Group cannot be allocated to separate business areas shall for the same period be borne by Norsk Hydro ASA alone. From and including 1 January 2004, AgriHold ASA shall not be included in Norsk Hydro ASA’s system for the allocation of corporate costs.

14.9	Interest on overdue payments

If any payment that in accordance with the provisions of this Demerger Plan is due on the Completion Date is made at a later date on account of the fact that more time is needed to quantify the actual amount payable, then interest calculated in accordance with the principles in item 2.5 above shall be payable from the Completion Date until payment is made. In the event of any further delay or any other delay of payment due under the provisions of this Demerger Plan, then interest calculated in accordance with the principles in item 2.5 above shall be payable from the due date until payment is made, provided however that the interest rate applicable shall be three percentage points higher than the interest rate otherwise applicable under item 2.5.

14.10	Dealing with Claims to be covered by others

In the event that a Hydro Company receives notice of a potential claim that, under the provisions of this Demerger Plan (pursuant directly or indirectly to the provisions of item 2.6) or under the terms of agreements that regulate Related Transactions, shall be covered by an Agri Company or vice-versa, the company that receives such notice of claim shall without undue delay give written notice to the company which it considers to be responsible for the claim. If the company that receives such notice acknowledges liability for the potential claim in writing, the said company shall henceforward be entitled to deal with all issues connected to the claim in relation to the claimant.

14.11	Transfer of Rights and Obligations to Subsidiaries

The rights and obligations that each party has under this Demerger Plan may be transferred without limitation to one or more of its subsidiaries.

14.12	Liability for the Obligations of Subsidiaries

The Parties shall be jointly and severally liable for the obligations of its subsidiaries under this Demerger Plan, any agreements related to the Related Transactions and any agreement which is transferred to a subsidiary in accordance with the provisions of item 14.11 above.

14.13	Files

Norsk Hydro ASA and AgriHold ASA shall without limitation in time grant to each other access to copy all accounting records and other files provided that the party that does not have such files in its possession reasonably requests the taking of copies for the purpose of its accounts, legal obligations or administration of business.

14.14	Amendments to the Demerger Plan

The Board of Directors of each of Norsk Hydro ASA and AgriHold ASA may on behalf of the respective general meetings make minor amendments to this Demerger Plan to the extent that such amendments are necessary or appropriate and such amendments will not be to the detriment of the shareholders.

14.15	Disputes

Any disputes between Norsk Hydro ASA and AgriHold ASA in connection with this Demerger Plan shall be settled by arbitration in Oslo. If the parties fail to agree on the constitution of the arbitration tribunal within one month after the parties have submitted a request in writing for the arbitration of a particular dispute, each of the Parties shall be entitled to request the senior judge of the Borgarting Court of Appeal to appoint all of the members of the arbitration tribunal, provided, however, that the Parties shall be entitled to express their opinions in advance on the persons who are being considered for nomination.

This Demerger Plan has been executed in two identical copies, of which Norsk Hydro ASA and AgriHold ASA shall each retain one copy.

Oslo 28 November, 2003

Board of Directors of Norsk Hydro ASA

Egil Myklebust, Chairman	Borger A. Lenth, Vice-Chairman	Anne Cathrine Høeg Rasmussen
Ingvild Myhre	Elisabeth Grieg	Håkan Mogren
Geir Nilsen	Odd Semstrøm	Steinar Skarstein

Board of Directors of AgriHold ASA

Egil Myklebust, Chairman	Borger A. Lenth, Vice-Chairman	Anne Cathrine Høeg Rasmussen
Ingvild Myhre	Elisabeth Grieg	Håkan Mogren
Geir Nilsen	Odd Semstrøm	Steinar Skarstein

Appendices:

1.	The Agri Companies and the Minority Interest Companies

2.	The current Articles of Association of Norsk Hyro ASA

3.	Draft Articles of Association of Norsk Hydro ASA (as per consummation of the Demerger)

4.	The current Articles of Association of AgriHold ASA

5.	Draft Articles of Association of AgriHold ASA (as per consummation of the Demerger)

6.	The Report of the Board of Directors of Norsk Hydro ASA and AgriHold ASA on the Demerger

7.	Expert Opinion on the Demerger and the capital injection in AgriHold ASA with assets other than cash

8.	The Annual Accounts of Norsk Hydro ASA, the Board of Directors’ Report and the Auditor’s Report for 2000, 2001 and 2002

9.	Audited Interim Balance Sheet for Norsk Hydro ASA per 30 September 2003

10.	Independent Auditor’s Report on the Interim Balance Sheet for Norsk Hydro ASA per 30 September 2003

11.	Draft Opening Balance Sheet for AgriHold ASA at the consummation date of the Demerger

12.	Independent Accountant’s Report regarding the Draft Opening Balance Sheet of AgriHold ASA

13.	Independent Accountant’s Report that there will be full coverage for the company’s restricted equity following the reduction of share capital in Norsk Hydro ASA.